Rebecca G. DiStefano
Tel +1.954.768.8221
distefanor@gtlaw.com

February 11, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention:     Ada D. Sarmento
       Mary Beth Breslin

Re:	Flora Growth Corp. Draft Registration Statement on Form F-1 Submitted December 31, 2020 CIK No. 0001790169

Dear Ms. Sarmento and Ms. Breslin:
On behalf of our client Flora Growth Corp. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated January 27, 2021 (the “Comment Letter”), with respect to the Draft Registration Statement on Form F-1 submitted confidentially December 31, 2020 (the “Draft Registration Statement”).  For convenience, the number of each response set forth below corresponds to the numbered comment in the Comment Letter, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type.
In connection with such responses, we have filed publicly with the Commission on the date hereof, electronically via EDGAR, the Form F-1 Registration Statement (“Registration Statement”).  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

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GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
February 11, 2021

Draft Registration Statement on Form F-1
Market and Industry Data, page iv
1.
We note your statement that this filing contains information from third-party sources who have obtained the information from sources believed to be reliable, and you cannot guarantee the accuracy or completeness of the information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either delete this statement or specifically state that you are liable for the information related to the market and industry data.

Response:  The Company respectfully acknowledges this comment and has deleted the disclosure previously contained on page iv of the Draft Registration Statement.

Our Brands and Products, page 1
2.
Please revise to clarify here and in the Business section which acquisitions are pending and the category of products to which they relate. Please also revise to clarify which category of products you are currently selling. We note your disclosure that you estimate that revenue growth in the health and wellness space can be accelerated with new product offerings derived from your CBD oil. Please revise to disclose, if true, that you have yet to start producing CBD oil.

Response:  The Company respectfully acknowledges this comment and has revised the disclosure on pages 1 and 65 to clarify that the acquisitions referenced in the disclosure have been completed.  For the avoidance of doubt, all of the acquisitions listed on pages 3-5 and in the Business section have been completed.  The Company has also revised its disclosures on pages 1 and 65 to clarify which category of products the Company is currently selling and through which of its subsidiaries. In addition, the Company has revised its disclosure on pages 1 and 65 of to clarify that the Company has yet to start producing CBD oil.

Our Company, page 1
3.
We note your disclosure on page 11 that you have not yet grown or harvested a commercial cannabis crop or produced oil extracts and will require adequate proceeds generated from this offering to do so and that you will not have sufficient infrastructure as a grower or have the ability to extract CBD oil in any material amounts until your Research Technology and Processing Centre has been constructed and becomes operational. Please make that clear here and in the Business section where you highlight your cultivation advantage and your efficient manufacturing practices.

Response:  The Company respectfully acknowledges this comment and has revised its disclosures on pages 1 and 65 to clarify that the Company has not yet grown or harvested commercial cannabis crop or produced oil extracts and will require adequate proceeds generated from this offering to do so; and that the Company will not have sufficient infrastructure as a grower or have the ability to extract CBD oil in any material amounts until its Research Technology and Processing Centre has been constructed and becomes operational.

Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
February 11, 2021

4.	Please revise to disclose when you began to generate revenue and how specifically you generated such revenue here, in MD&A and in the Business section. Refer to Item 4.B.2 of Form 20-F.
Response:  The Company respectfully acknowledges this comment and has revised its disclosure on pages 1, 47 and 65 to disclose when and how the Company began to generate revenue, in accordance with Item 4.B.2 of Form 20-F.
Prospectus Summary
Global Cannabis Market, page 1

5.
We note references here and in the Business section to the global cannabis market. Please tell us why you believe these references are appropriate given that it appears that you intend to initially operate in the medicinal cannabis market in Colombia and potentially the United States.

Response:  The Company respectfully acknowledges this comment. Although the Company intends to initially operate in the medical cannabis market in Colombia and potentially the United States, the Company believes its references to the global cannabis market in the Prospectus Summary section and the Business section are appropriate, as the Company intends to eventually expand to other jurisdictions as the regulatory scheme of such other jurisdictions becomes favorable towards cannabis. The Company has revised its disclosure on pages 1 and 71 to note its intended global expansion plans.
Implications of Being an Emerging Growth Company, page 6
6.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company respectfully acknowledges this comment and respectfully advises the Staff that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act.
Prospectus Summary
Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

7.
You state here and on page 56 that you will have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election is only available to foreign private issuers that prepare their financial statements in accordance with U.S. GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to the cover page of Form F-1 and Question 34 of our "Jumpstart Our Business Startups Act Frequently Asked Questions - Generally Applicable Questions on Title I of the JOBS Act" dated December 21, 2015. Please revise.

Response:  The Company respectfully acknowledges this comment and has revised its disclosures previously contained on pages 7 and 56 of the Draft Registration Statement, as the election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act does not apply to the Company.

Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
February 11, 2021

Risk Factors, page 11

8.
Please revise to disclose any risks specific to your acquired businesses' operations and current or potential products. Please revise to add disclosure addressing the risks of pursuing several different categories of products and your investments in companies that you do not wholly-own.

Response:  The Company respectfully acknowledges this comment.  The Company has revised to add disclosure on page 12 addressing the risks noted by the Staff.
9.
Please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.” See Item 3 of Form F-1.

Response:  The Company respectfully acknowledges this comment and has relocated risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors,” beginning on page 37.

There are risks associated with the regulatory regime and permitting requirements of our operations, page 15
10.	Please clarify how often you will need to renew your regulatory approvals and the licenses mentioned in the second paragraph on page 20.
Response:  The Company respectfully acknowledges this comment.  The Company has revised its disclosure on pages 16 and 21 to clarify how often it will need to renew the regulatory approvals and licenses mentioned in the second paragraph on page 20 of the Draft Registration Statement.
Use of Proceeds, page 37

11.
Please revise to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all of the proposed purposes, please provide the order of priority of such purposes, as well as the amount and sources of other funds needed. If the company has no specific plans for the proceeds, please discuss the principal reasons for the offering. Refer to Item 3.C of Form 20-F. Please also revise to explain how you intend to use the proceeds for operating capacity.

Response:  The Company respectfully acknowledges this comment and has revised the disclosure on page 41 to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof.  The Company has also revised to explain how it intends to use the proceeds for operating capacity.
Business, page 61

12.
A registration statement is not intended to serve as marketing materials. Therefore, the prominence of the graphics in this section and on page i are not appropriate because they neither provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. Please remove the graphics on pages i, 62-68, 70 and 78 accordingly.

Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
February 11, 2021

Response:  The Company respectfully acknowledges this comment and has removed all of the graphics previously contained on pages i, 62-68, 70 and 78 of the Draft Registration Statement.
13.
Please remove the statements that you "are committed to becoming the premier international producer of low-cost, natural, medicinal-grade cannabis oils and extracts in the world," "are in a high growth market with a clear strategy to capitalize on the opportunity," and "expect to supply the worldwide pharmaceutical, cosmetic and food and beverage industries with the highest-quality CBD oils and derivatives in the market." These statements do not appear to be appropriate given your current stage of development.

Response:  The Company respectfully acknowledges this comment and has deleted this disclosure previously included on page 61 of the Draft Registration Statement.
Our Mission, page 61

14.	Please explain how your guiding principles differentiate you from your peers.
Response:  The Company respectfully acknowledges this comment and has revised its disclosure on page 65 to explain how its guiding principles differentiate it from its peers.
Skincare and Beauty Products, page 62

15.	Please substantiate your statement that Ô’s is the first prestige brand of facial care in the world made with premium CBD.
Response:  The Company respectfully acknowledges this comment and has revised its disclosure on page 65.
Our Competitive Strengths, page 73

16.
Please delete the statement that your competitive advantages will allow you to "lead the Colombian medicinal cannabis marketplace" or revise to provide support for this claim. If you are currently selling products in the United States or any other jurisdiction, please discuss your competitive position in that market for the categories of products that you sell.

Response:  The Company respectfully acknowledges this comment and has deleted this statement previously contained on page 73 of the Draft Registration Statement. The Company has also revised its disclosure on page 76 to further discuss its competitive position in the markets in which it operates.
Property, plants and equipment, page 78

17.
We note your disclosure that you intend to begin construction of a 1.5-hectare Research Technology and Processing Center in the first quarter of 2021. Please revise to provide an estimate of the amount of expenditures needed for the construction, how you intend to finance the construction, and the estimated date of completion. Refer to Item 4.D of Form 20-F. If you plan to use some of the proceeds from this offering to finance the construction, please revise the Use of Proceeds section accordingly.

Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
February 11, 2021

Response:  The Company respectfully acknowledges this comment and has revised its disclosure on page 81 to provide an estimate of the amount of expenditures needed for the construction, how it intends to finance the construction, and the estimated date of completion, pursuant to Item 4.D of Form 20-F. The Company has also revised the Use of Proceeds section accordingly.
Regulation of Our Industry
Regulatory Framework in the United States, page 86

18.
We note your disclosure on page 72 that Cronomed will have to obtain approval from the FDA in order to expand into the United States. Please revise to discuss that FDA approval process here. Please also revise to discuss any other US regulations or regulatory processes that you will need to comply with for the various categories of products that you wish to sell in the United States.

Response:  The Company respectfully acknowledges this comment and has revised its disclosure contained on page 75, as the Company will not seek to expand into the United States sales of the pharmaceutical products requiring FDA approval, in the near future.
Description of Share Capital, page 105

19.
We note that you refer shareholders to, in part, the applicable share handling regulations. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please remove this language accordingly.

Response:  The Company respectfully acknowledges this comment and has revised its disclosure contained on page 108 of the Registration Statement to clarify that the Company’s discussion of its share capital should be read together with the Company’s Articles and Bylaws.
Flora Growth Corp.
Notes to the Unaudited Pro-Forma Condensed Consolidated Financial Statements Note 1. Basis of Presentation, page F-146

20.
Please provide the unaudited condensed financial statements of Cronomed, Kasa, and Breeze as at and for the six months ended June 30, 2020 or explain why these interim financial statements are not required. Refer to Rule 3-05 of Regulation S-X.

Response:  The Company respectfully acknowledges this comment and has provided the unaudited condensed financial statements of Cronomed, Kasa, and Breeze as at and for the six months ended June 30, 2020.
Note 6. Pro Forma Shareholders’ Equity Continuity, page F-151

21.	Please tell us why you have excluded from your pro forma presentation the 4,000,000 million shares issued to your CEO and 1,500,000 stock options granted to new directors of the company.
Response:  The Company respectfully acknowledges this comment and has revised its disclosure in Note 5, (q) and (d) Pro Forma Adjustments to record the 4,000,000 shares issued to the Company’s CEO and the 1,500,000 stock options issued to employees, directors and consultants of the Company.

Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
February 11, 2021

22.
Please revise to clarify if the 1,500,000 stock options to purchase an equal number of common shares with an exercise price of US $0.75 per option that were granted to new directors of the company vested at the time of grant.

Response:  The Company respectfully acknowledges this comment and has revised its disclosure in Note 5 (d), Pro Forma Adjustments to clarify that the 1,500,000 stock options to purchase an equal number of common shares and have an exercise price of $0.75 per share with a five year expiry date vested at the time of grant suhject to a four month hold.

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Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
February 11, 2021

We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (954) 768-8221.
Very truly yours,

GREENBERG TRAURIG, P.A.

By: /s/ Rebecca G. DiStefano
     Rebecca G. DiStefano

Enclosures
cc:	Luis Merchan, Chief Executive Officer